UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   September 2006            File No.    0-51352

PORTAL RESOURCES LTD.

(Name of Registrant)

Suite 750, 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

(Address of principal executive offices)

1.

News Release dated September 13, 2006

2.

News Release dated September 20, 2006

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Portal Resources Ltd.

(Registrant)

Dated: October 3, 2006	By: /s/ Bruce Winfield Bruce Winfield, President & CEO

News Release TSX-V: PDO 06-17 September 13, 2006

DRILLING BEGINS AT ARROYO VERDE ON GOLD-SILVER VEINS

Portal Resources Ltd. (TSX-V: PDO) is pleased to announce that a 2500 meter drill program has begun at its 100% owned Arroyo Verde project in Patagonia, Argentina. The Arroyo Verde project consists of 40,000 hectares of concessions (155 square miles) hosting both epithermal gold-silver as well as molybdenum-lead-zinc porphyry style mineralization. Due to excellent access and infrastructure the project is amenable to year round exploration.

The drill program will follow up successful drilling on the Principal Vein in 2005 in which seven holes were drilled to define the vein to a maximum vertical depth of 150 meters. Total drilling to date has defined mineralization over a strike length of 600 meters with drill intercepts of 1 to 4 meters grading 4.28 to 80 g/t gold equivalent (60:1 gold:silver ratio) with a weighted average of 13 g/t gold equivalent over a width of 2 meters. The vein system is open to depth as well as to the east where a 300 meter long extension has been mapped on surface.

The current program consists of up to eight holes approximately 300 meters deep designed to test the Principal Vein 100 to 150 meters vertically below the deepest drilling to date over a strike length of 600 meters. The initial hole PO96 will test the vein below hole PO39 drilled in 2005 which intersected 39.79 g/t gold and 2727 g/t silver over a length of 2 meters (80.25 g/t gold equivalent). The program will also test for further development of a second vein “the footwall vein” intersected in hole PO39 which graded 3.09 g/t gold and 107 g/t silver (5.72 g/t gold equivalent) over 1.2 meters.

The drill program being carried out by Major Perforaciones S.A. is utilizing a UDR1000 rig which will use reverse circulation for the upper parts of the holes and diamond drill core sampling for the vein sections. The program is managed by senior geological personnel in Argentina while all work on the project is under the direction of Mr. Gary Nordin, P.Geo., British Columbia, the designated Qualified Person for the Arroyo Verde project in accordance with National Instrument 43-101. Samples are assayed at Alex Stewart Argentina S.A., a subsidiary of the internationally recognized Alex Stewart Laboratories with duplicates of all samples kept in storage in Argentina.

David Hottman, Chairman of Portal Resources says “I am excited by the possibility of extending this strongly mineralized system to depth.” Assay results will be released in a timely manner as they are received from the laboratory.

Subject to regulatory approval, the Company has granted an employee of the Company incentive stock options to purchase 50,000 common shares. The options, granted under the Company’s Stock Option Plan, are exercisable until September 12, 2011 at an exercise price of $0.75 per share.

ON BEHALF OF PORTAL RESOURCES LTD.

“Bruce Winfield”

President & CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This Press Release may contain, in addition, to historical information, forward-looking statements within the meaning of Section 27A of the
Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are based on management's expectations and beliefs, and involve risks and uncertainties. These statements may involve known and unknown risks and uncertainties and other factors that may cause the actual results to be materially different from the results implied herein.

For further information contact: Dan Gibbons or Bruce Winfield
Telephone: 604-629-1929 Facsimile: 604-629-1930 E-mail: info@portalresources.net
Or visit our website at www.portalresources.net

News Release TSX-V: PDO 06-18 September 20, 2006

DRILLING UPDATE ON PRINCIPAL VEIN AT ARROYO VERDE PROJECT

Portal Resources Ltd. (TSX-V: PDO) is pleased to announce the completion of four out of eight drill holes on the Principal Vein on the 100% owned Arroyo Verde project in Patagonia, Argentina. The 2006 exploration program at Arroyo Verde includes 2500 meters of drilling to test the vein at 100 to 110 meters below previous intercepts.

To date holes PO-94 to PO-97 have been completed. All holes intersected zones of quartz veining, stockworks, hydrothermal and crackle breccias with disseminated fine grained sulphides. Drill hole intersections vary in length from 3.4 meters in hole PO-94 to a maximum of two intersections of 16.26 and 19.55 meters with minor intervals of silicified rhyolite in hole PO-97. Drilling is continuing with holes planned to test the zone over a 700 meter strike length. The vein system is open to depth as well as to the east where a 200 meter long extension has been mapped on surface. Assays will be released on a timely basis as they are received from the laboratory.

In 2005 seven holes were drilled to define the vein to a maximum vertical depth of 150 meters along a strike length of 600 meters. Drill intercepts were 1 to 4 meters grading 4.28 to 80 g/t gold equivalent with a weighted average of 13 g/t gold equivalent over a width of 2 meters (60:1 gold: silver ratio).

The drill program being carried out by Major Perforaciones S.A. is utilizing a UDR1000 rig which will use reverse circulation for the upper parts of the holes and diamond drill core sampling for the vein sections. The program is managed by senior geological personnel in Argentina while all work on the project is under the direction of Mr. Gary Nordin, P.Geo., British Columbia, the designated Qualified Person for the Arroyo Verde project in accordance with National Instrument 43-101. Samples are assayed at Alex Stewart Argentina S.A., a subsidiary of the internationally recognized Alex Stewart Laboratories with duplicates of all samples kept in storage in Argentina.

The Arroyo Verde project consists of 40,000 hectares of concessions (155 square miles) hosting both epithermal gold-silver as well as molybdenum-lead-zinc porphyry style mineralization. Due to excellent access and infrastructure the project is amenable to year round exploration.

Additionally all assay results have now been received from the drilling on the separate South Dome Anomaly. While drilling defined a second silicified rhyolite dome with multiple zones of epithermal veining and anomalous gold/silver, no economic values were encountered.

ON BEHALF OF PORTAL RESOURCES LTD.

“Bruce Winfield”

President & CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This Press Release may contain, in addition, to historical information, forward-looking statements within the meaning of Section 27A of the
Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are based on management's expectations and beliefs, and involve risks and uncertainties. These statements may involve known and unknown risks and uncertainties and other factors that may cause the actual results to be materially different from the results implied herein.

For further information contact: Dan Gibbons or Bruce Winfield
Telephone: 604-629-1929 Facsimile: 604-629-1930 E-mail: info@portalresources.net
Or visit our website at www.portalresources.net